July 22, 2008

VIA -

Overnight Delivery

& Edgar Delivery

Mr. Kevin W. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C.  20549

Re:	SANTA LUCIA BANCORP
FILE NO. 000-51901-Form 10-KSB Review

Dear Mr. Vaughn:

This is in reply to your letter of July 10, 2008 requesting revisions to the Form 10-KSB for fiscal year ended December 31, 2007 and filed March 21, 2008.

We have discussed your comments and have the following responses. In all cases we have attempted to incorporate the information requested in your letter.  The numbers below correspond to the numbered questions in your July 10th letter.

Item 6. Management’s Discussion and Analysis or Plan of Operations and

Item 7.  Financial Statements, page 28

1.             The 2007 Annual Report on Form 10-KSB, which was inadvertently omitted, has been added as Exhibit 13.1 to the

10-KSB/A.

Exhibit 23.1

2.             The Independent Auditor’s Report dated January 16, 2008 as been added to the 10-KSB/A as Exhibit 23.1.

2007 Annual report filed February 15, 2008

Management’s Discussion and Analysis and Results of Operations, beginning on page 11

3.             The requested revised information for further disclosure in the MDA in sections entitled Liquidity, Capital and Off Balance Sheet Arrangements,  is contained in the proposed 10-KSB/A, which accompanies this response.

Santa Lucia Bancorp acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Naturally, if we can provide you any additional information or if we can clarify any of the foregoing, please do not hesitate to contact the undersigned at (805) 466-7087.  Thank you for your courtesy and cooperation in regards to this matter.

Very truly yours,

/s/ John C. Hansen
John C. Hansen
Executive Vice President and
Chief Financial Officer

/JCH

cc:           Kenneth E. Moore, Reitner Stuart & Moore